Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SUPPL

09047384

SEC Mail Processing
Section

NOV 17 2009

Washington, DC
110

9 November 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp [signature]

Andrew M Knox
Public Officer

Enc.

dlw 11/23

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Barikewa 2D Seismic Survey Commences in PNG

RELEASE

Cue Energy Resources Limited is pleased to advise that the Barikewa 2D Seismic Survey has commenced in PRL9 in PNG. The survey will comprise 60km of 2D seismic data and is scheduled to be completed by mid January 2010.

The Barikewa Gas Field was discovered in 1957 by the Barikewa-1 well. The well intersected gas in the Toro and Hedinia sandstones and flowed up to 9 mmscf/d on test. No gas-water contact was penetrated. The Barikewa-2 well was drilled in 1982 but failed to intersect hydrocarbons due to unexpected faulting.

To date the Barikewa structure has only been defined by surface geological mapping and one seismic line recorded in 1997. As such there is significant uncertainty in the field resource size but it is recognized that it may contain a significant gas resource. The objective of the current survey is to provide improved definition of the structure which will be used to locate a Barikewa-3 well. This is expected to be drilled by the joint venture during 2011.

The seismic survey is being operated by Oil Search Limited.

The participants in PRL9 are:

Barracuda Limited (*Operator*)	42.553%
Oil Search (*PNG*) Limited	42.553%
Cue PNG Oil Company Pty Ltd	14.894%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

09 November 2009



P'Nyang
Hides
Mt Hagen
Goroka
Juha
Moran
Agogo
Kutubu
Gobe
SE Gobe
Fold Belt
PDL 3
PPL 190
Foreland
Kimu
PRL 8
Barikewa
PRL 9
Lae
Kerema
KUMUL MARINE TERMINAL
0 50 KILOMETRES
PORT MORESBY
LOCATION
PAPUA NEW GUINEA
LEGEND
Oil Field
Gas Condensate Field
CUE Permit
Proposed gas pipeline
Oil Pipeline
Edge Fold Belt